# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AEGON LTD., CIK 0000769218
CUSIP: 0076CA104
Title of class of securities: Common Shares, par value EUR 0.12 per share
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Date of event which requires filing of this statement: 08/25/2026
Filed by CIK 0002055626
Persons authorized to receive notices and communications: J.O. van Klinken, World Trade Center Schiphol, Schiphol Boulevard 223, Schiphol, Netherlands (P7), 1118 BH, 31 610198362

## Reporting persons
- Vereniging Aegon (CIK 0002055626): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 264,665,203; shared voting power 0; sole dispositive power 264,665,203; shared dispositive power 0; aggregate amount beneficially owned 264,665,203 (18.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value EUR 0.12 per share
Name of issuer: AEGON LTD.
Address of issuer's principal executive offices: WORLD TRADE CENTER SCHIPHOL, SCHIPHOL BOULEVARD 223, SCHIPHOL, Netherlands (P7), 1118 BH
Comment:
EXPLANATORY NOTE

This Amendment No. 14 ("Amendment No. 14") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on January 16, 1998 (as amended, the "Schedule 13D"), relating to the common shares, par value EUR 0.12 per share (the "Common Shares"), of Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda (f/k/a Aegon N.V., a public limited company organized in the Netherlands) (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 below with respect to the Conversion (as defined below) is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended and supplemented as follows:

2026 Voting Undertaking

On August 25, 2026, the Reporting Person and the Issuer entered into a voting undertaking (the "2026 Voting Undertaking") relating to the Issuer's proposed redomiciliation from Bermuda to Delaware by way of a continuation into Transamerica Inc. (the "Delaware Redomiciliation") at an extraordinary general meeting currently anticipated to be held on October 8, 2026 (the "EGM"). At the EGM, shareholders of the Issuer will be asked to approve (i) the Delaware Redomiciliation, (ii) with effect from, and subject to, the completion of the VA Split, the amended and restated bye-laws (the "Interim Bye-Laws"), (iii) the termination of the Voting Rights Agreement, (iv) the Transamerica Inc. organizational documents, (v) the Conversion (as defined below), (vi) the Aegon Ltd. 2027 Omnibus Incentive Plan and (vii) a proposal to adjourn the EGM if necessary (together, the "Resolutions").

Under the 2026 Voting Undertaking, the Reporting Person has agreed to vote all of its Common Shares and Common Shares B (based on one vote per 40 Common Shares B) in favor of the Resolutions, subject to the board's fiduciary duties. The 2026 Voting Undertaking further provides that (i) with effect from, and subject to, the completion of the VA Split, the Issuer will issue 8,197,130 Common Shares to the Reporting Person as consideration for the Issuer's acquisition of the Reporting Person's 327,885,200 Common Shares B, on a 40 for 1 basis (the "Conversion"), following which no Common Shares B will remain outstanding and the Reporting Person will no longer be entitled to exercise full voting power upon a Special Cause, and (ii) the 1983 Amended Merger Agreement and the Voting Rights Agreement will terminate, and the Call Option will be extinguished, with effect from the date the Interim Bye-Laws take effect.

The foregoing description is qualified in its entirety by the 2026 Voting Undertaking, attached as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover page is incorporated by reference to this Item 5.

The percent of class reported on the cover page is based on 1,469,554,216 Common Shares outstanding as of August 25, 2026.

The amounts reported in this Item 5 do not include the Common Shares B beneficially owned by the Reporting Person. The Reporting Person has the sole power to vote and dispose of 327,885,200 Common Shares B, which, when combined with the Common Shares reported above, give the Reporting Person the power to vote 32.64% of the total voting power of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as described herein, during the past 60 days, the Reporting Person has not effected any other transactions with respect to the Common Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the 2026 Voting Undertaking and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 to the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10:
Voting Undertaking, dated as of August 25, 2026.

## Signatures
- Vereniging Aegon: /s/ L.J. Hijmans van den Bergh, L.J. Hijmans van den Bergh, Chairperson (08/26/2026)
- Vereniging Aegon: /s/ M. Tijssen, M. Tijssen, Vice-Chairperson (08/26/2026)